     NOTICE OF CHANGE IN YEAR-END

Pursuant to Part 4.8(3) of National Instrument
51-102 - Continuous Disclosure Obligations

1.	Statement that the Reporting Issuer has Decided to Change its Year-End.

Adira Energy Ltd. (the “Corporation”) has decided to change its year-end from September 30 to December 31.

2.	The Reason for the Change.

The Corporation wishes to change its year-end in order to better coordinate reporting with its annual operations thereby providing shareholders with more accurate reporting.

3.	The Reporting Issuer’s Old Financial Year-End.

September 30

4.	The Reporting Issuer’s New Financial Year-End.

December 31

5.

The Length and Ending Date of the Periods, Including the Comparative Periods, Of The Interim and Annual Financial Statements to be Filed for the Reporting Issuer’s Transition Year and its New Financial Year and The Filing Deadlines, Prescribed Under Sections 4.2 And 4.4, for the Interim and Annual Financial Statements for the Issuer’s Transition Year.

In light of its change in year-end the Company has elected to re-audit its financial statements from the reverse take-over acquirer’s inception on April 8, 2009 up to its current quarter in accordance with IFRS. As such, the Company will include in its June 30, 2011 interim financial statement filing audited financial statements for December 31, 2010 and December 31, 2009 prepared in accordance with IFRS. As a result of the re-filing of IFRS compliant statements no transitional period arises from the change in year-end. December 31, 2011 will be the Company’s next year end.

Prior Year (Includes What Would Otherwise be a Transitional Year Period From September 30, 2010 to December 31, 2010)

Periods for Financial Statements to be Filed	Periods for Comparative Financial Statements	Filing Deadline
Year ended December 31, 2010 (audited annual financial statements in accordance with IFRS)	December 31, 2009	To be included in June 2011 filing, see below for further details.

New Financial Year (January 1, 2011 – December 31, 2011)

Periods for Financial Statements to be Filed	Periods for Comparative Filing Deadline Financial Statements
3 and 6 months ended June 30, 2011 (interim financial statements in accordance with IFRS, including IAS 34 - Interim Financial Reporting)

Consolidated Statements Of Financial Position as of June 30, 2011, December 31, 2010 and 2009, and Consolidated Statements Of Income, Consolidated Statements Of Comprehensive Income, Consolidated Statements Of Changes In Equity And Consolidated Statements Of Cash Flows for the three and six months ended June 30, 2011 and 2010 and for the year ended December 31, 2010 and for the 265 day period ended December 31, 2009

August 29, 2011
3 and 9 months ended September 30, 2011 (interim financial statements in accordance with IFRS, including IAS 34 - Interim Financial Reporting)

Consolidated Statements Of Financial Position as of September 30, 2011, December 31, 2010, and Consolidated Statements Of Income, Consolidated Statements Of Comprehensive Income, Consolidated Statements Of Changes In Equity And Consolidated Statements Of Cash Flows for the three and nine months ended September 30, 2011 and 2010 and for the year ended December 31, 2010

November 29, 2011
Year ended December 31, 2011 (audited annual financial statements in accordance with IFRS)

Consolidated Statements Of Financial Position as of December 31, 2011 and December 31, 2010, and Consolidated Statements Of Income, Consolidated Statements Of Comprehensive Income, Consolidated Statements Of Changes In Equity And Consolidated Statements Of Cash Flows for the years ended December 31, 2011 and 2010

April 30, 2011